================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ARCH CAPITAL GROUP LTD.
              ----------------------------------------------------
                                (Name of Issuer)

                  COMMON SHARES, PAR VALUE $0.01 PER SHARE
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    011576290
           ----------------------------------------------------------
                                 (CUSIP Number)


                             SCOTT A. ARENARE, ESQ.
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 WITH A COPY TO:

                           ANDREW R. BROWNSTEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


                                NOVEMBER 20, 2001
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


                               Page 1 of 20 Pages

================================================================================

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 2 of 20 Pages
-----------------------                                   ---------------------



--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG PINCUS (BERMUDA) PRIVATE EQUITY VIII, L.P.
                    I.R.S. IDENTIFICATION NO.  13-4194502
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER

                         10,471,615*
  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER

                         -0-
BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER

                         10,471,615*
    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER

                         -0-
 PERSON WITH

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          10,471,615*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    40.8%+
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------




-----------------------
* Assumes full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

+ Gives effect to the new issuance of Common Shares upon the full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 3 of 20 Pages
-----------------------                                   ---------------------



--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG PINCUS (BERMUDA) INTERNATIONAL PARTNERS, L.P.
                    I.R.S. IDENTIFICATION NO.  13-4194501
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER

                         10,052,751*
  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER

                         -0-
BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER

                         10,052,751*
    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER

                         -0-
 PERSON WITH

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          10,052,751*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    39.8%+
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------





-----------------------
* Assumes full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

+ Gives effect to the new issuance of Common Shares upon the full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 4 of 20 Pages
-----------------------                                   ---------------------



--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG PINCUS NETHERLANDS INTERNATIONAL PARTNERS I, C.V. I.R.S. IDENTIFICATION NO. 13-4133839
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    THE NETHERLANDS
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER

                         251,318*
  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER

                         -0-
BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER

                         251,318*
    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER

                         -0-
 PERSON WITH

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          251,318*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.6%+
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------





-----------------------
* Assumes full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

+ Gives effect to the new issuance of Common Shares upon the full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 5 of 20 Pages
-----------------------                                   ---------------------



--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG PINCUS NETHERLANDS INTERNATIONAL PARTNERS II, C.V. I.R.S. IDENTIFICATION NO. 13-4133841
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    THE NETHERLANDS
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER

                         167,545*
  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER

                         -0-
BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER

                         167,545*
    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER

                         -0-
 PERSON WITH

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          167,545*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.1%+
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------





-----------------------
* Assumes full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

+ Gives effect to the new issuance of Common Shares upon the full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 6 of 20 Pages
-----------------------                                   ---------------------



--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG PINCUS (BERMUDA) PRIVATE EQUITY LTD.
                    I.R.S. IDENTIFICATION NO.    Pending
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER

                         10,471,615*
  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER

                         -0-
BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER

                         10,471,615*
    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER

                         -0-
 PERSON WITH

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          10,471,615*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    40.8%+
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------





-----------------------
* Assumes full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

+ Gives effect to the new issuance of Common Shares upon the full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 7 of 20 Pages
-----------------------                                   ---------------------



--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG PINCUS (BERMUDA) INTERNATIONAL LTD.
                    I.R.S. IDENTIFICATION NO.   Pending
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER

                         10,052,751*
  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER

                         -0-
BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER

                         10,052,751*
    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER

                         -0-
 PERSON WITH

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         10,052,751*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    39.8%+
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------





-----------------------
* Assumes full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

+ Gives effect to the new issuance of Common Shares upon the full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 8 of 20 Pages
-----------------------                                   ---------------------



--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG, PINCUS & CO.
                    I.R.S. IDENTIFICATION NO. 13-6358475
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER

                         418,863*
  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER

                         -0-
BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER

                         418,863*
    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER

                         -0-
 PERSON WITH

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         418,863*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.7%+
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------





-----------------------
* Assumes full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

+ Gives effect to the new issuance of Common Shares upon the full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 9 of 20 Pages
-----------------------                                   ---------------------



--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG PINCUS LLC
                    I.R.S. IDENTIFICATION NO. 13-3536050
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER

                         20,943,229*
  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER

                         -0-
BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER

                         20,943,229*
    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER

                         -0-
 PERSON WITH

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         20,943,229*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    58.0%+
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
--------------------------------------------------------------------------------





-----------------------
* Assumes full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

+ Gives effect to the new issuance of Common Shares upon the full conversion and exercise of all Securities beneficially owned by such Reporting Person into Common Shares. Such Securities are subject to the limitations on voting and conversion described herein.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 10 of 20 Pages
-----------------------                                   ---------------------

            This Schedule 13D is being filed on behalf of Warburg Pincus (Bermuda) Private Equity VIII, L.P., a limited partnership organized under the laws of Bermuda ("WP VIII Bermuda"), Warburg Pincus (Bermuda) International Partners, L.P., a limited partnership organized under the laws of Bermuda ("WPIP Bermuda"), Warburg Pincus Netherlands International Partners I, C.V., a limited partnership organized under the laws of The Netherlands ("WPIP Netherlands I"), Warburg Pincus Netherlands International Partners II, C.V., a limited partnership organized under the laws of The Netherlands ("WPIP Netherlands II", and together with WP VIII Bermuda, WPIP Bermuda and WPIP Netherlands I, the "Investors"), Warburg Pincus (Bermuda) Private Equity Ltd., a company organized under the laws of Bermuda ("WP VIII Bermuda Ltd."), Warburg Pincus (Bermuda) International Ltd., a company organized under the laws of Bermuda ("WPIP Bermuda Ltd."), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC"). This
Schedule 13D relates to the common shares, par value $0.01 (the "Common Shares"), of Arch Capital Group Ltd., a company organized under the laws of Bermuda (the "Company"). The Investors, together with WP VIII Bermuda Ltd., WPIP Bermuda Ltd., WP and WP LLC, are referred to herein as the "Reporting Persons".


ITEM 1. SECURITY AND ISSUER.
        -------------------

            This statement on Schedule 13D relates to the Common Shares of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 20 Horseneck Lane, Greenwich, Connecticut 06830.

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

(a) This statement is filed by the Reporting Persons. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Exchange Act but disclaim being a member of a "group" with any other shareholder of the Company. The sole general partner of WP VIII Bermuda is WP VIII Bermuda Ltd., the sole general partner of WPIP Bermuda is WPIP Bermuda Ltd. and the sole general partner of WPIP Netherlands I and WPIP Netherlands II is WP. WP LLC manages each of WP VIII Bermuda, WPIP Bermuda, WPIP Netherlands I and WPIP Netherlands II. The beneficial owners of WP VIII Bermuda Ltd. and WPIP Bermuda Ltd., the general partners of WP and the members of WP LLC are described in Schedule I, which is attached hereto as part of Exhibit 1 and incorporated herein by reference.

(b) The address and principal place of business of WP VIII Bermuda, WPIP Bermuda, WP VIII Bermuda Ltd. and WPIP Bermuda Ltd. is c/o A.S.&K. Services Ltd., Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda. The address of the principal business and principal office of each of WPIP Netherlands I, WPIP Netherlands II, WP and WP LLC is 466 Lexington Avenue, New York, New York 10017.

(c) The principal business of each of WP VIII Bermuda, WPIP Bermuda, WPIP Netherlands I and WPIP Netherlands II is that of a partnership engaged in making venture capital and

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 11 of 20 Pages
-----------------------                                   ---------------------

     related investments. The principal business of WP VIII Bermuda Ltd. is acting as general partner of WP VIII Bermuda. The principal business of WPIP Bermuda Ltd. is acting as general partner of WPIP Bermuda. The principal business of WP is acting as general partner of each of WPIP Netherlands I, WPIP Netherlands II, Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of WP LLC is acting as manager of each of the Investors, Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WP VIII Bermuda, WPIP Bermuda, WP VIII Bermuda Ltd. and WPIP Bermuda Ltd. are organized under the laws of Bermuda. WPIP Netherlands I and WPIP Netherlands II are organized under the laws of The Netherlands. WP and WP LLC are organized under the laws of the State of New York. Except as otherwise indicated on Schedule I, each of the individuals referred to in paragraph (a) above is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

            The total amount of funds required by each Investor to purchase the Securities of the Company as described herein was furnished from the working capital of such Investor and is set forth below.

                Investor                                   Amount
                --------                                   ------

            WP VIII Bermuda                             $202,500,000

            WPIP Bermuda                                $194,400,000

            WPIP Netherlands I                            $4,860,000

            WPIP Netherlands II                           $3,240,000

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 12 of 20 Pages
-----------------------                                   ---------------------

                  Total                                 $405,000,000



ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

            The purchase by the Investors of the Securities (as defined below) as described herein was effected because of the Reporting Persons' belief that the Company and the Securities represent an attractive investment.

            The Investors, together with HFCP IV (Bermuda), L.P., H&F International Partners IV-A (Bermuda), L.P., H&F International Partners IV-B (Bermuda), L.P., H&F Executive Fund IV (Bermuda), L.P. (collectively, "H&F") and affiliates of Farallon Capital Management, L.L.C., Marsh & McLennan Capital, Inc., GE Asset Management and GE Capital (collectively, the "Purchasers"), acquired the Securities on November 20, 2001 for an aggregate purchase price of $750 million, pursuant to the terms of a Subscription Agreement, dated as of October 24, 2001, as amended November 20, 2001 (the "Subscription Agreement"), by and among the Company and the Purchasers. The Securities purchased by the Purchasers include Series A Convertible Preference Shares, par value $0.01 per share, of the Company (the "Preference Shares") and Class A Warrants of the Company (the "Warrants", and together with the Preference Shares, the "Securities"). In connection with the acquisition of the Securities by the Purchasers, the Purchasers, certain members of the Company's management and the Company entered into a Shareholders Agreement, dated as of November 20, 2001 (the "Shareholders Agreement").

            The issuance of the Common Shares issuable upon conversion or exercise of the Securities and the grant of full voting power to the Preference Shares has not yet been approved by the shareholders of the Company or by certain insurance regulatory agencies that have regulatory authority over certain of the Company's operations. In addition, the Subscription Agreement contemplates that an amendment to the Company's Bye-Laws allowing the Purchasers full voting power with respect to their Securities will be presented to the Company's shareholders for approval. Accordingly, until such time that the required approvals, as described below, are received, the Securities purchased by the Purchasers are subject to the restrictions on voting, conversion and exercise that are described below.

            The following summaries set forth the material terms of the Subscription Agreement, the Securities and the Shareholders Agreement, but these summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the documents and agreements that are filed as exhibits to this Schedule 13D and which are incorporated herein by reference.

            Subscription Agreement
            ----------------------

            Pursuant to the terms of the Subscription Agreement, on November 20, 2001, the Investors purchased an aggregate of 18,939,311 Preference Shares and 2,003,918 Warrants from the Company for an aggregate of $405 million, or approximately $21.38 per Preference Share. The per share purchase price was designed to equal the per share book value of the Company as of June 30, 2001, adjusted to reflect a mark-to-market of the Company's investment portfolio.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 13 of 20 Pages
-----------------------                                   ---------------------


            The initial per share purchase price is subject to adjustment in a number of circumstances. First, the Company is required to provide the Purchasers with an audited balance sheet as of June 30, 2001, together with reports on the Company's reserves and the market value of marketable securities reflected on such audited balance sheet. Based on this audited balance sheet and net of certain expenses incurred by the Company in connection with the transactions contemplated by the Subscription Agreement and of certain losses incurred by the Company, the per share purchase price is to be recalculated. If the recalculated per share purchase price is greater than the initial per share purchase price, the Purchasers will be required to pay the Company an amount equal to the difference between the recalculated and initial per share purchase prices, either in cash or in surrendered Preference Shares (valued at the higher of the recalculated per share purchase price or the then market value of the Common Shares), at the option of each Purchaser. If the recalculated per share purchase price is less that the initial per share purchase price, the Company shall issue the Purchasers additional Preference Shares having a value (based on the recalculated per share purchase price) equal to the difference between the initial and recalculated per share purchase prices.

            The purchase price is subject to further adjustment based on the calculation of an "Adjustment Basket" by the Company as soon as practicable following November 20, 2003 (or earlier if requested by the Purchasers and consented to by the Company). This Adjustment Basket is designed to represent the difference between the value of certain existing businesses and assets of the Company as of June 30, 2001 and the value of those assets and businesses as of the relevant date for the calculation of the Adjustment Basket. Finally, as soon as practicable following November 20, 2005, there is to be a further Adjustment Basket calculated based on the amount of certain liabilities of the Company. If these Adjustment Baskets are less than zero, the Company is required to issue additional Preference Shares to the Purchasers. If these Adjustment Baskets are greater than zero, the Company may repurchase Common Shares having an aggregate value equal to the Adjustment Basket.

            In addition, the Purchasers will receive additional Preference Shares from the Company in the event that the Company's existing Class B Warrants become exercisable.

            The Company agreed to seek the approval by the holders of Common Shares and Preference Shares of (a) an amendment to certain of the Company's Bye-Laws, and (b) the issuance of Common Shares issuable upon conversion of all Preference Shares and the issuance of Common Shares issuable upon exercise of all Class A Warrants (including by operation of the anti-dilution adjustments in the Class A Warrants), to the extent that the number of all such Common Shares and Common Shares issued in cancellation of the Class A Warrants of the Company in connection with the transactions under the Subscription Agreement would exceed 19.9% of the total number of Common Shares issued and outstanding on November 19, 2001 (the "Requisite Shareholder Approval"). The Company and the Purchasers have also agreed to seek approval by the insurance authorities in the States of Florida, Missouri, Nebraska and Wisconsin of the acquisition of greater than 9.9% of the total voting power of all shares of the Company entitled to vote generally in the election of directors by the Investors and H&F (the "Requisite Regulatory Approval"). If the Requisite Shareholder Approval or the Requisite Regulatory Approval is not received within a specified period of time, or if the Adjustment Basket exceeds a specified threshold, the Purchasers have the right to exchange the Securities for substantially identical securities of a subsidiary of the Company that the Company has agreed to

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 14 of 20 Pages
-----------------------                                   ---------------------


form, which subsidiary is to have a capital structure designed to mirror that of the Company and is to hold the core insurance operations of the Company.

            The Purchasers agreed that prior to the earlier of the meeting of the Company's shareholders to obtain Requisite Shareholder Approval or March 20, 2002, they will not transfer or dispose of any Securities. In addition, the Investors and certain other Purchasers agreed that if at any time they seek to transfer or dispose of a majority of the voting power or equity of the Company, that they will make such transaction available to all shareholders of the Company.

            Preference Shares
            -----------------

            The Preference Shares have a liquidation preference of $21.00 per share and are entitled to participating dividends with the Common Shares on an as-converted basis. Each Preference Share is convertible, at the option of the holder, into one Common Share (subject to adjustment in certain circumstances). In addition, each Preference Share is mandatorily convertible into one Common Share (subject to adjustment in certain circumstances) upon the later of receipt of Requisite Shareholder Approval and Requisite Regulatory Approval and 90 days after the completion of the purchase price adjustments described above. Generally, the Preference Shares are entitled to vote together with the Common Shares as a single class on an as-converted basis. However, until receipt of Requisite Shareholder Approval and Requisite Regulatory Approval, no Purchaser shall have more than 9.9% of the outstanding voting power of the Company and the Purchasers shall be limited to an aggregate of 19.9% of the outstanding voting power of the Company.

            Warrants
            --------

            Each Warrant entitles the holder thereof to acquire one Common Share of the Company for a purchase price of $20.00. The Warrants are immediately exercisable by the Purchasers and expire on September 19, 2002. Each Warrant may be exercised through cash payment of the purchase price, through the surrender of Common Shares having a value equal to the purchase price or upon surrender of the Warrant in exchange for Common Shares having a value equal to the excess of the value of the Common Shares that would be received on full exercise of the Warrant over the purchase price of the Warrant. The number of shares that are purchasable upon exercise of each Warrant and the per share purchase price are subject to adjustment in certain circumstances.

            Shareholders Agreement
            ----------------------

            The Shareholders Agreement provides the Investors with certain governance rights and contains provisions relating to the transfer and disposition of the Securities.

            The Shareholders Agreement provides that immediately following the closing of the transactions contemplated by the Subscription Agreement, the Board of Directors of the Company shall consist of nine directors and that one director designated by the Investors and one director designated by H&F shall be appointed to the Board. Following the receipt of Requisite Shareholder Approval and Requisite Regulatory Approval, the Board shall be increased to 15 directors and four additional directors designated by the Investors and two additional directors

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 15 of 20 Pages
-----------------------                                   ---------------------

designated by H&F shall be appointed to the Board. The Investors and H&F shall have the right to nominate these directors to the Board for so long as they retain specified percentages of the Securities, and as these percentages decrease, the number of directors that the Investors and H&F have the right to nominate will decrease as well. The Shareholders Agreement further provides that the Company will not take specified actions unless these actions are approved by at least one of each of the Investors' and H&F's designees to the Board, and that the Company will not declare any dividend or distribution on Common Shares, or repurchase any Common Shares, until such time as the Company has repurchased an aggregate of $250 million in Securities from the Investors and H&F.

            Each Purchaser agreed to vote in favor of the matters subject to Requisite Shareholder Approval at the shareholder meeting called for that purpose. The Investors and H&F also agreed that until November 20, 2003 that they will not engage in certain transactions with the Company without the approval of a majority of the directors of the Company who are unaffiliated with either the Investors or H&F.

            The Shareholders Agreement provides the Purchasers with customary registration rights, including demand registrations, piggy-back registration rights and the right to require the Company to register shares for sale on a delayed or continuous basis.

            As among themselves, certain of the Purchasers agreed to various tag-along and drag-along rights in the event that any one of them seeks to transfer or dispose of their Securities. The Purchasers also agreed that until the earliest of November 20, 2002, the vesting of the Company's existing Class B Warrants or the completion by the Company of a public offering meeting certain requirements, they would not transfer or dispose of in excess of one-third of their Securities. In addition, until the receipt of the Requisite Shareholder Approval and the Requisite Regulatory Approval, the Purchasers agreed that they will not convert any Preference Shares into Common Shares, or exercise any Warrant for Common Shares, if the Common Shares acquired by such Purchaser upon such conversion or exercise would exceed such Purchaser's pro rata portion of 19.9% of the Common Shares outstanding prior to November 20, 2001 or if such Purchaser's holdings of Common Shares would require regulatory approval.

                                     * * * *

            Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 16 of 20 Pages
-----------------------                                   ---------------------


authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

(a) The Reporting Persons beneficially own Common Shares of the Company by virtue of their ownership of the Securities, which are (subject to the restrictions described under Item 4 above) convertible into, or exercisable for, Common Shares as described under Item 4 above. As of November 20, 2001, the Investors collectively beneficially owned an aggregate of 20,943,229 Common Shares, assuming the full exercise and conversion of the Securities into Common Shares (without giving effect to the restrictions described under Item 4 above). By reason of its relationship with the Investors, under Rule 13d-3 under the Exchange Act, WP LLC may be deemed to own beneficially all of the Common Shares that are beneficially owned by these entities.

     Assuming the full exercise and conversion of the Securities into Common Shares, as of November 20, 2001, the 20,943,229 Common Shares collectively beneficially owned by the Reporting Persons would (subject to the restrictions described under Item 4 above) represent approximately 58.0% of the outstanding Common Shares, after giving effect to the new issuance of Common Shares upon the full conversion and exercise of the Securities into Common Shares and based on the 12,868,158 Common Shares outstanding as of September 30, 2000 as set forth in the Company's Form 10-Q for the quarter then ended and the 2,314,916 Common Shares issued in connection with the transactions.

(b) The Investors collectively have beneficial ownership of 20,943,229 Common Shares (without giving effect to the restrictions described under Item 4 above), assuming the full exercise and conversion of the Securities into Common Shares. Of these Common Shares, 18,939,311 Common Shares are represented by 18,939,311 Preference Shares, which even if not converted into Common Shares would, subject to the restrictions on voting described under Item 4 above, in the aggregate be entitled to the voting power equivalent to 18,939,311 Common Shares. Each Investor exercises voting power and dispositive power over its holdings of such shares through its respective general partner and its manager WP LLC.

(c) Except for the Securities acquired pursuant to the Subscription Agreement, during the last sixty days there were no transactions effected by the Reporting Persons or by any of the persons set forth on Schedule I hereto.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

(e)   Not applicable.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 17 of 20 Pages
-----------------------                                   ---------------------

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------

            Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on November 30, 2001 with respect to the joint filing of this statement and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

            Except as referred to above, or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

            By virtue of the relationships among the Reporting Persons as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Common Shares reported herein as being beneficially owned by the Reporting Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         1. Joint Filing Agreement, dated as of November 30, 2001, by and among Warburg Pincus (Bermuda) Private Equity VIII, L.P., Warburg Pincus (Bermuda) International Partners, L.P., Warburg Pincus Netherlands International Partners I, C.V., Warburg Pincus Netherlands International Partners II, C.V., Warburg Pincus (Bermuda) Private Equity Ltd., Warburg Pincus (Bermuda) International Ltd., Warburg, Pincus & Co. and Warburg Pincus LLC

         2. Subscription Agreement, dated as of October 24, 2001, by and among Arch Capital Group Ltd. and the Purchasers party thereto.

         3. Amendment No. 1 to the Subscription Agreement, with the following exhibits:

            Exhibit I: Certificate of Designations of Series A Convertible
                 Preference Shares of Arch Capital Group Ltd.

            Exhibit II: Form of Class A Warrant of Arch Capital Group Ltd.

            Exhibit III: Amended Bye-Law 45 and 75

            Exhibit IV: Form of Shareholders Agreement (See Exhibit 4 below)

         4. Shareholders Agreement, dated as of November 20, 2001, by and among Arch Capital Group and the Shareholders signatory thereto.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 18 of 20 Pages
-----------------------                                   ---------------------


                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated:  November 30, 2001



                              WARBURG PINCUS (BERMUDA)
                                    PRIVATE EQUITY VIII, L.P.

                              By:  Warburg Pincus (Bermuda) Private Equity Ltd.,
                                  Its General Partner

                                  By: /s/ Kewsong Lee
                                     ----------------------------------
                                     Name: Kewsong Lee
                                     Title: Managing Director



                              WARBURG PINCUS (BERMUDA)
                                    INTERNATIONAL PARTNERS, L.P.

                              By: Warburg Pincus (Bermuda) International Ltd.,
                                  Its General Partner

                                  By: /s/ Kewsong Lee
                                     ----------------------------------
                                     Name: Kewsong Lee
                                     Title: Managing Director



                              WARBURG PINCUS NETHERLANDS
                                    INTERNATIONAL PARTNERS I, C.V.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Kewsong Lee
                                     ----------------------------------
                                     Name: Kewsong Lee
                                     Title: Partner

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 19 of 20 Pages
-----------------------                                   ---------------------


                              WARBURG PINCUS NETHERLANDS
                                    INTERNATIONAL PARTNERS II, C.V.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Kewsong Lee
                                     ----------------------------------
                                     Name: Kewsong Lee
                                     Title: Partner


                              WARBURG PINCUS (BERMUDA)
                                    PRIVATE EQUITY LTD.

                              By: /s/ Kewsong Lee
                                 --------------------------------------
                                 Name: Kewsong Lee
                                 Title: Managing Director


                              WARBURG PINCUS (BERMUDA)
                                    INTERNATIONAL LTD.

                              By: /s/ Kewsong Lee
                                 --------------------------------------
                                 Name: Kewsong Lee
                                 Title: Managing Director


                              WARBURG, PINCUS & CO.

                              By: /s/ Kewsong Lee
                                 --------------------------------------
                                 Name: Kewsong Lee
                                 Title: Partner


                               WARBURG PINCUS LLC

                              By: /s/ Kewsong Lee
                                 --------------------------------------
                                 Name: Kewsong Lee
                                 Title: Managing Director

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 20 of 20 Pages
-----------------------                                   ---------------------

                                INDEX OF EXHIBITS

1. Joint Filing Agreement, dated as of November 30, 2001, by and among Warburg Pincus (Bermuda) Private Equity VIII, L.P., Warburg Pincus (Bermuda) International Partners, L.P., Warburg Pincus Netherlands International Partners I, C.V., Warburg Pincus Netherlands International Partners II, C.V., Warburg Pincus (Bermuda) Private Equity Ltd., Warburg Pincus (Bermuda) International Ltd., Warburg, Pincus & Co. and Warburg Pincus LLC

2. Subscription Agreement, dated as of October 24, 2001, by and among Arch Capital Group Ltd. and the Purchasers party thereto.

3. Amendment No. 1 to the Subscription Agreement, with the following exhibits:

              Exhibit I: Certificate of Designations of Series A Convertible
                         Preference Shares of Arch Capital Group Ltd.

              Exhibit II: Form of Class A Warrant of Arch Capital Group Ltd.

              Exhibit III: Amended Bye-Law 45 and 75

              Exhibit IV: Form of Shareholders Agreement (See Exhibit 4 below)

4. Shareholders Agreement, dated as of November 20, 2001, by and among Arch Capital Group and the Shareholders signatory thereto.